Exhibit 19.1

WATERS CORPORATION

INSIDER TRADING POLICY

This Insider Trading Policy (the “Policy”) provides guidelines with respect to transactions in the securities of Waters Corporation (“Waters” or the “Company”) and the handling of confidential information about the Company and the companies with which the Company does business. While you are in possession of material, non-public information about Waters and the companies with which Waters does business, you, your family and persons living in your household cannot legally trade in securities of Waters or those other companies, disclose any such material non-public information to anyone (including your family, friends and colleagues) who may buy or sell securities because of the information, or make recommendations to anyone about trading in Waters securities or the securities of those other companies with which Waters does business.

The Board of Directors of the Company has adopted this Policy to promote compliance with federal, state and foreign securities laws that prohibit certain persons who are aware of material non-public information about a company from: (i) trading in securities of that company; or (ii) providing material non-public information to other persons who may trade on the basis of that information.

If you have a question about this Policy or its application to any proposed transaction, please seek additional guidance from the Company’s General Counsel.

For more detail about:	See the section titled:
Who is covered by this Policy	Who Does This Policy Apply To?
What securities are covered by this Policy	What Securities Does this Policy Apply To?
Whether you are a Designated Insider	Designated Insiders
What constitutes material, non-public information	Material Information
When information you have becomes public	When Information Is Public
What activities are prohibited by this Policy	Prohibited Activities
Whether you can share material non-public information with others	Tipping Information to Others
What other types of transactions are prohibited by this Policy	Other Restricted Transactions
Additional restrictions applicable to Designated Insiders	Annex A – Special Trading Procedures for Designated Insiders
How to exercise options or participate in the ESPP in compliance with this Policy	Exempted Transactions
Trading through a 10b5-1 Plan	10b5-1 Plans

INDIVIDUAL RESPONSIBILITY

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of material non-public information. Each individual is responsible for making sure that they comply with this Policy, and that any family member, household member or entity whose transactions are subject to this Policy also complies with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material non-public information rests with that individual. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading “Consequences of Violations.”

SCOPE OF THE POLICY

Who Does This Policy Apply To?

This Policy applies to all directors, officers and employees of Waters and its subsidiaries. It also applies to the immediate families and personal households of, and entities controlled by, the above individuals and to any other person designated by the General Counsel as being subject to this Policy. The terms “family members” or “members of your personal household” are broad and can include, your spouse, children (even if they are away at college), stepchildren, grandchildren, parents, stepparents, grandparents, siblings, in-laws, anyone else who lives in your household (even if you are not related), any family members who do not live in your household but whose transactions in securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they make trades), and any other individual over whose account you have control and to whom you materially contribute financial support (for instance, by paying for that individual’s rent or other significant expense). All restrictions in this Policy also apply to your family members. Individuals are expected to be responsible for the compliance of their immediate family and personal household.

This Policy also applies to any entities that you influence or control, including any corporations, partnerships, LLCs or trusts. As a general rule, any transaction by an entity you influence or control will be treated as if the transaction was executed by you.

This Policy continues to apply to your transactions in Company Securities even if you no longer work for the Company. If you are in possession of material non-public information, you may not trade in Company Securities until that information has become public or is no longer material, even if you are no longer an employee or providing services to the Company.

Designated Insiders

Annex A to this Policy sets forth additional requirements and restrictions applicable only to directors, officers and certain key employees of the Company as may be designated by the General Counsel because they have access to material nonpublic information about the Company, as well as to the immediate families and personal households of, and entities controlled by, such individuals (collectively, the “Designated Insiders”). The General Counsel maintains a list of Designated Insiders and all such persons will be notified if they are considered a Designated Insider. The General Counsel retains the discretion to modify the status of Designated Insiders in their discretion from time to time. If you are unsure of whether you are considered a Designated Insider, please contact the General Counsel prior to engaging in any transactions covered by this Policy.

What Securities Does this Policy Apply To?

This Policy applies to all transactions in the Company’s securities (collectively referred to in this Policy as “Company Securities”), including the Company’s common stock, options to purchase common stock, restricted stock units, or any other type of securities that the Company may issue, including (but not limited to) debt securities, preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to Company Securities, other than transactions described below under the heading “Transactions Under Company Plans and Certain Other Transactions”. Transactions subject to this Policy include purchases and sales of Company Securities as well as bona fide gifts of Company Securities to persons and entities who are not covered by this Policy.

PROHIBITION OF INSIDER TRADING AND TIPPING

Prohibited Activities

No director, officer or other employee of the Company (or any other person designated as being subject to this Policy) who is aware of material non-public information relating to the Company may directly or indirectly through family members or other persons or entities:

1.	Engage in transactions in Company Securities, except as otherwise specified in this Policy;

2.	Recommend the purchase or sale of any Company Securities;

3.

Disclose material non-public information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or

4.	Assist anyone engaged in the above activities.

In addition, no director, officer or other employee of the Company (or any other person designated as being subject to this Policy) who, in the course of working for the Company, learns of material non-public information about a company with which the Company does business, including a customer or supplier of the Company, or that is involved in a potential transaction or business relationship with the Company, may trade in that company’s securities until the information is no longer material or becomes public. See the section below under the heading “When Information Is Public” for more detail on when material information is deemed to have become public.

Tipping Information to Others

In addition to any proprietary and confidential information, material non-public information about the Company must not be passed on to outsiders. The insider trading regulations and penalties apply whether or not the person disclosing the information derives any direct benefit from another person’s actions.

Material Information

Material information is any information that a reasonable investor would consider important in a decision to buy, hold or sell shares. Any information that could be expected to affect a company’s stock price, whether it is positive or negative, should be considered material.

While it is not possible to define all categories of material information, the following items are common examples of information that would normally be regarded as material, whether negative or positive:

•	projections of future and estimates of current non-public earnings or losses, or other earnings guidance;

•	changes to previously announced earnings guidance, or the decision to suspend earnings guidance;

•	news of a pending or proposed merger or significant acquisition, or tender offer;

•	news of a substantial sale of assets or the disposition of a significant subsidiary or business;

•	news of a pending or proposed joint venture;

•	significant related party transactions;

•	the declaration of a stock split, the offering of additional Company Securities or a change in dividend policy;

•	bank borrowings or other financing transactions out of the ordinary course;

•	the establishment of a repurchase program for Company Securities;

•	a change in the Company’s pricing or cost structure;

•	changes in executive management or members of our Board of Directors;

•	a change in auditors or notification that the auditor’s reports may no longer be relied upon;

•	significant new products or discoveries;

•	the gain or loss of a significant customer or supplier;

•	a significant cybersecurity or data privacy risk or other incident, including discovery of significant vulnerabilities or breaches;

•	impending Company restructuring, bankruptcy or financial liquidity problems, or material litigation (whether actual or threatened); or

•	the imposition of a ban on trading in Company Securities or the securities of another company.

There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances. The above items will not be material in all circumstances, and items included in this list are not per se material, nor does the Company suggest that this list is comprehensive or that it includes all items that could constitute material information. In the event of an investigation, any transaction will be viewed under scrutiny with the benefit of hindsight. Before engaging in any transaction, careful consideration should be given to how regulators and others might interpret the transaction in hindsight.

When Information is Public

Information should be treated as being non-public until that information is widely disseminated and the public has had time to react to the disclosed information. Information is considered to be “widely disseminated,” through, for example, press releases, a nationally broadcast radio or television program, publication in a national newspaper or magazine (including online), or public filings with the SEC. By contrast, information would likely not be considered widely disseminated if it is available only to the Company’s employees at an internal Company meeting.

Even once information is widely disseminated, the public still needs sufficient time to absorb the information. As a general rule, information is considered public after two full trading days have elapsed following the release of the information. However, in particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material non-public information and you will be notified about such a determination.

Other Restricted Transactions

In addition to the general restrictions described in this Policy, directors, officers and employees (or any other person designated as being subject to this Policy) are prohibited from making short sales of Company Securities, trading in options on Company Securities (such as put or call options), or engaging in hedging transactions, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset any decrease in market value of Company Securities.

Exempted Transactions

This Policy does not apply to the transactions listed below, except as specifically noted below. Please note, however, that Designated Insiders are required to comply with the pre-clearance and open trading window restrictions set forth in Annex A with respect to these transactions:

1.

Stock Option Exercises: This Policy does not apply to the exercise in cash of an employee stock option acquired pursuant to the Company’s plans. This Policy does apply, however, to any sale of stock as part of a cashless exercise of an option, the market sale of the shares issued upon the exercise of an option, or any other market sale for the purpose of generating the cash needed to fund exercise price or tax liabilities associated with an option.

2.

Restricted Stock Awards: This Policy does not apply to the vesting of restricted stock or restricted stock units. This Policy does apply, however, to any market sale of Company Securities received upon such vesting.

3.

Employee Stock Purchase Plan: This Policy does not apply to purchases of Company Securities in the employee stock purchase plan. This Policy does apply, however, to your initial election to participate in the plan, changes to your election to participate in the plan for any enrollment period, and to any market sales of Company Securities purchased pursuant to the plan.

4.

Tax Withholding: This Policy does not apply to the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares to satisfy tax withholding requirements in connection with exercising an option or upon the vesting of any restricted stock or restricted stock units.

5.

401(k) and Defined Contribution Plans: This Policy does not apply to purchases of Company Securities in the Company’s 401(k) and defined contribution plans resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you may make under such plans, including: (a) changing the percentage of your periodic contributions allocated to the Company stock fund; (b) making an intra-plan transfer of an existing account balance into or out of the Company stock fund; (c) borrowing money against your plan accounts if doing so results in the a liquidation of some or all of your Company stock fund balance; and (d) electing to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

6.	Mutual Funds: Transactions in mutual funds that are invested in Company Securities are not transactions subject to this Policy.

RULE 10B5-1 PLANS

If you have entered into a Rule 10b5-1 plan (a “Rule 10b5-1 Plan”) for transactions in Company Securities that meets the conditions specified in (i) Rule 10b5-1 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) this Policy, Company Securities may be purchased or sold through that Rule 10b5-1 Plan without regard to certain insider trading restrictions described in this Policy.

If you would like to adopt, modify or terminate a Rule 10b5-1 Plan, that action must be approved in advance by the General Counsel. Requests regarding new Rule 10b5-1 Plans must be submitted for approval at least five business days prior to the entry into the Rule 10b5-1 Plan, and any proposed modifications or terminations thereof must be submitted for approval at least three business days prior to the consummation of such actions. The General Counsel is under no obligation to approve a Rule 10b5-1 Plan submitted for pre-clearance, and the General Counsel may extend the amount of time to review a request for approval beyond five and three business days, respectively, in their sole discretion.

Even once a Rule 10b5-1 Plan is pre-cleared and is adopted or modified, it is subject to a “cooling-off” period before execution of the first trade. The cooling-off period for directors and officers subject to Section 16 of the Exchange Act ends on the later of: (1) 90 days following the Rule 10b5-1 Plan adoption or modification or (2) two business days following the disclosure in Form 10-Q or Form 10-K of the Company’s financial results for the fiscal quarter in which the Rule 10b5-1 Plan was adopted or modified (however, the cooling-off period will not exceed 120 days following plan adoption or modification). For all other individuals, a 30-day cooling-off period is required before execution of the first trade under a Rule 10b5-1 Plan.

A Rule 10b5-1 Plan may be entered into or modified only (i) when you not aware of material non-public information about the Company or Company Securities and (ii) if you are a Designated

Insider, during an “open window period” as set forth in Annex A to this Policy. You may not enter into overlapping Rule 10b5-1 Plans (subject to certain limited exceptions) and may only enter into one single-trade Rule 10b5-1 Plan during any 12-month period (subject to certain limited exceptions). All persons entering into a Rule 10b5-1 Plan must act in good faith with respect to that plan.

CONSEQUENCES OF VIOLATIONS

The purchase or sale of securities while aware of material non-public information, or the disclosure of material non-public information to others who then trade in possession of such information, is prohibited by federal and state laws. Insider trading violations are pursued vigorously by the SEC, the Department of Justice and state enforcement authorities.

Punishment for insider trading violations is severe and could include significant fines and imprisonment. While regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel. Regulators have also prosecuted insider trading violations where an employee or insider has traded in the stock of another related company based on material non-public information learned in connection with their employment or role as an insider.

In addition, an individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the employee’s failure to comply results in a violation of law. The Company need not await the filing or conclusion of a civil or criminal action against an alleged violator before taking disciplinary action. A violation of law, or even an SEC or Department of Justice investigation, can tarnish a person’s reputation and require significant expenses and legal fees.

COMPANY ASSISTANCE

Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the General Counsel. If you violate this Policy or any federal or state laws governing insider trading, or know of any such violation by any director, officer, employee, or other person covered by this Policy, you should immediately report the violation to the General Counsel. You can also anonymously report a violation through the Company’s Ethics Helpline site located at waters.ethicspoint.com.

/s/ Keeley A. Aleman

KEELEY A. ALEMAN

Senior Vice President, General Counsel and Corporate Secretary
Last Updated: February 5, 2025

ANNEX A

SPECIAL TRADING PROCEDURES FOR DESIGNATED INSIDERS

This Annex A supplements, and is part of, the Policy and applies to Designated Insiders. The Company may also determine that other persons should be subject to the trading procedures set forth in this Annex A, such as contractors or consultants who may, from time to time, become aware of material non-public information. Capitalized terms used herein are defined in the Policy.

WINDOW PERIODS

Designated Insiders may only buy or sell Company Securities during an “open window period” commencing after the elapse of two full trading days following the release of Company earnings information each quarter, and generally ending two weeks prior to the end of the quarter. However, in certain instances, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the General Counsel, Designated Insiders should refrain from trading in Company Securities sooner than is described above. In that situation, the General Counsel may notify these persons that they should not trade in Company Securities, without disclosing the reason for the restriction.

Additionally, from time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. So long as the event remains material and non-public, some or all of the Designated Insiders and any other persons designated by the General Counsel may not trade Company Securities. In that situation, the General Counsel may notify these persons that they should not trade in Company Securities, without disclosing the reason for the restriction.

Exceptions to this restriction in special circumstances may be granted by the Company’s General Counsel. Modifications to the open window period will not be announced to the Company as a whole and should not be communicated to any other person.

Trading within an open window period does not absolve a Designated Insider of responsibility under the insider trading laws and regulations. It is merely the period each quarter in which possession of material non-public information is usually likely to be lowest. A Designated Insider in possession of material non-public information may not trade in Company Securities even during the open window period.

PRE-CLEARANCE REQUIREMENTS

Directors and certain officers are also designated Section 16(b) insiders for SEC reporting purposes. Section 16(b) insiders must obtain approval before buying, selling or effecting any change of ownership of any Company Securities at any time (including gifts). Requests must be submitted at least 48 hours in advance of the planned trade and may be cleared by Waters’ General Counsel. If a person seeks pre-clearance and permission to engage in the transaction is granted, then such trade must be effected within three trading days of receipt of pre-clearance unless an exception is granted. Such person must notify the General Counsel within one business day of completion of the transaction. A person who has not effected a transaction within the time limit

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may not engage in such transaction without again obtaining pre-clearance as set forth above. The General Counsel is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company Securities and should not inform any other person of the restriction.

EXCEPTIONS

The foregoing open window period and pre-clearance requirements do not apply, however, to sales that take place in accordance with a Rule 10b5-1 Plan that has been adopted in accordance with the terms of the Policy. Any insider who is considering a Rule 10b5-1 Plan should review Waters’ guidelines for Rule 10b5-1 Plans in this Policy under the heading “Rule 10b5-1 Plans,” to ensure their plan complies with such guidelines, and then have such plan approved by the General Counsel.

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